                             SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   A    Form 40-F
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      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No   A
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      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-         .)
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      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 27 February 2004                  FLETCHER CHALLENGE FORESTS LIMITED

                                       /s/ P M Gillard

                                       P M GILLARD
                                       SECRETARY

              [FLETCHER CHALLENGE FORESTS NEWS RELEASE LETTERHEAD]

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                         TENON SETTLES FORESTS SALES


Auckland, 27 February 2004 - Tenon announced today that it had settled on Friday 27 February 2004 the transfer of all its freehold land and certain non-freehold forests to the Kiwi Consortium.

As previously advised to the market, third party consents are required for non-freehold forests to be transferred to the Kiwi Consortium. There will be further transfers over the next seven months as these consents are obtained.

The initial capital return of NZ62.5 cents per share, which is scheduled for late March 2004, is not subject to receipt of any of the proceeds of the transfer of the non-freehold estates.



Ends



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TO:         THE BUSINESS EDITOR          From:       Paul Gillard
                                         Director, Corporate & Legal Services
                                         TENON LIMITED

                                         Telephone:  64-9-571 9846
                                         Fax:        64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

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